Exhibit 1

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

[LETTERHEAD OF TOWERVIEW LLC]

The Board of Directors of Stealthgas, Inc.
Stealthgas Inc.
331 Kifissias Avenue,
Erithrea 14561,
Greece
November 28, 2022

To the Board,

Our firm, TowerView LLC, has been long-term shareholders of Stealthgas, Inc., with current ownership of 1,840,000 shares, or 4.8% of the shares outstanding. During much of this time, we have been supportive of management’s efforts.  However, over the course of the past several years, the board and management team have chosen to abandon the remaining shareholders. There has been no meaningful return of capital, minimal execution on the company’s buyback and no dividends since 2009. Over that same period, Stealth Maritime and by extension Harry Vafias have been paid over $120MM in management and related party fees.  In addition, the company has regularly purchased ships from related parties with no disclosure of terms.

Stealthgas completed its IPO in 2005 at a price of $14.50 and over the next 17 years has completed five follow-on offerings.  Over that same time, the book value per share has remained relatively steady, while the stock has declined to $3 per share. Despite the Vafias family’s large stock ownership, the family receives a significant additional income stream in the form of management fees exclusive to them. Their allegiance is to this fee stream and not the Stealthgas shareholders. This would appear to drive the recycle of capital into new ships and the elimination of dividends and buybacks.

As of September 30, 2022, the company has a stated book value of $13.27 per share.  The company has regularly sold ships at or near book value and has stipulated in its most recent annual report that as of December 31, 2021, the company believed the fair market value of its ships to be within $25MM ($.65 per share) of stated value. Despite this and several quarters of profitability and improving results, the company’s stock trades at less than 25% of the company’s book value, a deep discount to shipping peers. From an earnings perspective, the stock trades at less than 3.5x the company’s expected net income for 2022 versus peers trading at twice that.

While it’s clear that there is a massive disconnect between the value of the assets and the price of the stock, it is even clearer that management has no interest in realizing that value for shareholders.  The capital is trapped inside the company and no matter the point in the cycle, the company’s owners receive nothing.  Therefore, it is clear that the only way to realize value for all the company’s owners is a liquidation, through either a sale of Stealthgas or its individual ships and the return the capital to shareholders.  If a business is not being run for its owners, it should no longer be in business. At this juncture, a liquidation is the only reasonable course of action.

We look forward to discussing the path forward for Stealthgas and all its owners.

Regards,

/s/ Eric Newman

Partner